Exhibit 18.1

August 5, 2019

Board of Directors

Cohen & Company, Inc.

2929 Arch Street, Suite 1703

Philadelphia, Pennsylvania

Dear Directors:

We are providing this letter solely for inclusion as an exhibit to Cohen & Company Inc. (the “Company”") Form 10-Q filing pursuant to Item 601 of Regulation S-K.

As stated in Note 10 to the unaudited consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, the Company changed its accounting policy for presenting reverse repurchase and repurchase agreements on a net basis if certain netting conditions are met.  Prior to this date, the Company utilized this option and presented repo and reverse repo on a net basis when these conditions were met.  The Company has historically had both reverse repurchase and repurchase transactions that met the conditions for netting and transactions that did not, resulting in a mix of net and gross presentation on the balance sheet for economically similar transactions.  As of June 1, 2019, the Company changed its policy to present all repurchase and reverse repurchase transactions on a gross basis even if the underlying netting conditions are met.  Note 10 also states management’s belief that the newly adopted accounting principle is preferable in the circumstances because it provides consistency for the accounting of all repurchase and reverse repurchase agreements, as well as more information on the face of the financial statements.

With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method and, in expressing our concurrence below, we have relied on management’s business planning and judgment and on management’s determination that this change in accounting principle is preferable.

Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that the newly adopted method of accounting is preferable in the Company’s circumstances.

We have not audited the application of the aforementioned accounting change to the financial statements included in Part I of the Company’s Form 10-Q. We also have not audited any consolidated financial statements of the Company as of any date or for any period subsequent to December 31, 2018. Accordingly, we do not express an opinion on whether the accounting for the change in accounting principle has been properly applied or whether the aforementioned financial statements are fairly presented in conformity with accounting principles generally accepted in the United States of America.

Sincerely,

/s/ GRANT THORNTON LLP

Philadelphia, PA